Exhibit 99.1

	Masterworks 237, LLC

	Gross Artwork Sale Proceeds	$1,475,000.00
(+)	Cash on Balance Sheet	$130.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$1,475,130.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(74,790.00)
=	Distributable Proceeds to Class A Shares	$1,400,240.00
(/)	Total Class A Shares Outstanding	55,054 *
=	Distributable Proceeds per Class A Share	25.43
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.272

	Offering period
	Cash Receipt Date	3/25/2026
(-)	Final Offering Close Date	6/8/2023
=	Days from final close to cash receipt	1,021
(/)	Days of year	365
=	IRR Period (in years)	2.80

	IRR Calculation
	MOIC	1.27170
	IRR Period (in years)	2.80
	IRR	9.0%

*Reflects 1,533 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.